BY FACSIMILE AND EDGAR

Mr. Robert Littlepage	September 25, 2009

Accountant Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	Hutchison Telecommunications International Limited

Form 20-F for the Fiscal Year ended December 31, 2008

Filed May 27, 2009

File No. 1-32309

Dear Mr. Littlepage,

Hutchison Telecommunications International Limited (the “Company”) has received the letter from Mr. Larry Spirgel of the Division of Corporation Finance dated September 14, 2009, relating to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2008. The Company is considering the comments set out in Mr. Spirgel’s letter and is in the process of preparing a response. The Company requires more time to prepare a response and hereby requests for an extension of the response deadline until October 30, 2009.

Please feel free to contact Mr. Nicky Lee (Corporate Financial Controller) at +852 2128 3163 with any questions or comments you may have.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

A Hutchison Whampoa company	(a company incorporated in the Cayman Islands with limited liability)
Hong Kong principal place of business: 22/F, Hutchison House, 10 Harcourt Road, Hong Kong